FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: June 3, 2005
	By:	/S/ OTHÓN FRIAS
Name: Othón Frias
Title: Attorney-in-fact

SUMMARY OF RESOLUTIONS ADOPTED AT THE GENERAL EXTRAORDINARY

SHAREHOLDERS’ MEETING OF TV AZTECA, S.A. DE C.V.,

HELD JUNE 1, 2005

At the corporate offices of the Company, and in the absence of Mr. Ricardo B. Salinas Pliego, Chairman of the Board of Directors, Mr. Francisco Xavier Borrego Hinojosa Linage was designated by unanimous vote of all shares represented at the Meeting as President of the Meeting and Mr. Othón Frías Calderón acted as Secretary of the Board of Directors.

I.	Analysis and resolution on the convenience to continue with the American Depositary Receipts Program (ADRs) in the United States, and if appropriate, the amendment to the Company’s By-Laws.

By a majority of the votes compromising 99.85% of the shares of the Company, the following resolutions were adopted:

FIRST. The shareholders approved the cancellation of the American Depositary Receipts (“ADRs”) program and the termination by the Company of the Deposit Agreement, dated as of August 15, 1997, among the Company, The Bank of New York (“BONY”) and the holders of the corresponding ADRs.

SECOND. The shareholders approved the modification of the Form F-6 filed by the Company with the Securities and Exchange Commission (“SEC”) with the purpose of reducing the number of ADRs registered under said Form to zero.

THIRD. The shareholders approved an amendment to the Deposit Agreement in order to reduce from 2 years to 60 days the time period which holders of the ADRs have to exercise their right to exchange their ADRs for shares of the Company (or the securities representing them) and for BONY to sell the shares of the Company (or the securities representing them) represented by the ADRs then held by BONY.

FOURTH. The shareholders approved to authorize any Attorney-in-fact of the Company with faculties to execute acts of administration, to carry-out and execute in the name and on behalf of the Company, all acts, notifications and processes necessary to comply with the resolutions adopted at such Shareholders’ Meeting, including but not limited to the termination of the Deposit Agreement, amendment of the Form F-6, notification to BONY and the New York Stock Exchange and any other entity or third party, including local and foreign authorities, and take all actions that may be required in order to carry out the resolutions adopted therein.

FIFTH. The shareholders approved the amendment of Clause Twenty-Six of the By-laws of the Company in the order to include the non-delegable faculty of the General Extraordinary Shareholders’ Meeting of the Company to authorize any act, agreement or mechanism involving the shares of the Company (or the securities representing them, including CPOs), which have, among others, the following effects:

(i)	Submit the Company to the jurisdiction or authority of a foreign authority, and/or

(ii)	Compel the Company to furnish to any foreign authority, organism or market with reports or information regarding the Company or any act regarding the Company, or its assets, operations, directors, officers or shares (or the securities representing them, including CPOs).

II.	Appointment of Special Delegates to formalize the resolutions adopted at the Meeting.

By unanimous vote of the shares that represent the capital stock of the Company, the following resolution was adopted:

FIRST. The shareholders approved the appointment as delegates of Mr. Francisco Xavier Borrego Hinojosa Linage and Othón Frías Calderón, in order that, jointly or severally, they may (i) appear before a Notary Public of their choice to notarize the minutes of the Meeting; (ii) undertake all the necessary acts to formalize and comply with the resolutions adopted in the Meeting, including the preparation and presentation, by themselves or by third parties, of any letter, schedule, report, consent, document and additional information required to be filed in accordance with the applicable laws of the United Mexican States and/or the United States of America; and (iii) generally take all actions that may be required in order to carry out the resolutions adopted therein.